EXHIBIT 12
NATIONAL FUEL GAS COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
UNAUDITED

	For the Twelve
	Months Ended	Fiscal Year Ended September 30,
	December 31, 2010	2010	2009	2008	2007

EARNINGS:

Income from Continuing Operations	$213,452	$219,133	$103,484	$266,907	$201,248
Plus Income Tax Expense	135,395	137,227	52,859	167,672	131,291
Less Investment Tax Credit (1)	(697)	(697)	(697)	(697)	(697)
(Less Income) Plus Loss from Unconsolidated Subsidiaries (3)	(987)	(2,488)	(1,562)	(6,303)	(4,979)
Plus Distributions from Unconsolidated Subsidiaries	600	2,600	2,900	8,280	1,613
Plus Interest Expense on Long-Term Debt	85,319	87,190	79,419	70,099	68,446
Plus Other Interest Expense	6,780	6,756	7,370	3,271	4,155
Less Amortization of Loss on Reacquired Debt	(1,093)	(1,093)	(1,124)	(1,156)	(1,119)
Plus (Less) Allowance for Borrowed Funds Used in Construction	395	323	1,174	2,100	374
Plus (Less) Other Capitalized Interest	1,248	1,056
Plus Rentals (2)	1,685	1,707	1,867	2,229	2,685

	$442,097	$451,714	$245,690	$512,402	$403,017

FIXED CHARGES:

Interest & Amortization of Premium and Discount of Funded Debt	$85,319	$87,190	$79,419	$70,099	$68,446
Plus Other Interest Expense	6,780	6,756	7,370	3,271	4,155
Less Amortization of Loss on Reacquired Debt	(1,093)	(1,093)	(1,124)	(1,156)	(1,119)
Plus (Less) Allowance for Borrowed Funds Used in Construction	395	323	1,174	2,100	374
Plus (Less) Other Capitalized Interest	1,248	1,056
Plus Rentals (2)	1,685	1,707	1,867	2,229	2,685

	$94,334	$95,939	$88,706	$76,543	$74,541

RATIO OF EARNINGS TO FIXED CHARGES	4.69	4.71	2.77	6.69	5.41

(1)	Investment Tax Credit is included in Other Income.

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.

(3)	Fiscal 2009 includes an impairment of an investment in a partnership of $1,804.